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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         PENTASTAR COMMUNICATIONS, INC.
                       ----------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                  --------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   709632 10 3
                               ------------------
                                 (CUSIP NUMBER)

                                OCTOBER 26, 1999
           -----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
       Rule 13d-1(b)
    ---
     X Rule 13d-1(c)
    ---
       Rule 13d-1(d)
    ---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


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CUSIP No.: 709632 10 3

--------------------------------------------------------------------------------
 1    Name of Reporting Person
      I.R.S. Identification Nos. of Above Persons (entities only)

      Jeffery A. Veres
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (see Instructions):
      (a) /  /
      (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      United States
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                               5     Sole Voting Power

          Number of
                                     0
          Shares              -------------------------------------------------
                               6     Shared Voting Power
        Beneficially

          Owned by                   424,100
                               ------------------------------------------------
            Each               7     Sole Dispositive Power

          Reporting
                                     0
           Person              ------------------------------------------------
                               8     Shared Dispositive Power
            With:
                                     424,100

-------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person


      424,100
--------------------------------------------------------------------------------
10    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]


--------------------------------------------------------------------------------
11    Percent Class Represented by Amount in Row (9):


      8.9%
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12    Type of Reporting Person


      IN
--------------------------------------------------------------------------------


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Item 1.

         (a) Name of Issuer: PentaStar Communications, Inc. (hereinafter the "Issuer")

         (b) Address of Issuer's Principal Executive Offices: 1522 Blake Street, Denver, Colorado 80202

Item 2.

         (a)  Name of Person Filing: Jeffery A. Veres (the "Reporting Person")

         (b) Principal Business Office: 7076 South Alton Way, Building A Englewood CO 80112

         (c)  Citizenship: United States

         (d) Title of Class of Securities: Common stock, par value $.0001 per share (the "Shares"), of the Issuer

         (e)  CUSIP Number: 709632 10 3

Item 3: Not Applicable

Item 4: OWNERSHIP

        (a-b) On October 28, 1999, the Issuer completed an initial public offering of 1,250,000 Shares (the "Offering"). After giving effect to the issuance of 1,250,000 Shares in the Offering, the Reporting Person may be deemed to directly beneficially own in the aggregate 424,100 Shares representing approximately 8.9% of the Issuer's outstanding Shares (based upon the Shares stated to be outstanding as of the completion of the Offering as reported by the Issuer in the Issuer's Form SB-2 filing filed with the Securities and Exchange Commission on October 28, 1999).

         (c) Mr. Veres has sole voting power and shared dispositive power with regard to 424,100 Shares.

Item 5. Not Applicable

Item 6. Not Applicable

Item 7. Not Applicable

Item 8. Not Applicable

Item 9. Not Applicable

Item 10. Certification


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         (a)  Not applicable

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to this Schedule 13D, is true, correct and complete.

                                          -------------------------------------
                                          Jeffery A. Veres


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